Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
National Research Corporation:

We consent to the use of our reports dated March 4, 2016, with respect to the consolidated balance sheets of National Research Corporation as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appear in the December 31, 2015 Annual Report on Form 10-K of National Research Corporation, each of which are incorporated by reference in this Form S-8.

/s/ KPMG LLP

Lincoln, Nebraska
March 4, 2016